UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number   1-11632

Great American Financial Resources, Inc.
(Exact name of registrant as specified in its charter)

250 East Fifth Street, Cincinnati, Ohio 45202 (513) 333-5300
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, Par Value $1.00 Per Share 7-1/2% Senior Notes due November 5, 2033(a) 7-1/4% Senior Notes due January 23, 2034(a) 6-7/8% Senior Notes due June 1, 2008(a)
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, Par Value $1.00 Per Share – 1
7-1/2% Senior Notes due November 5, 2033(a) – 1
7-1/4% Senior Notes due January 23, 2034(a)– 1
6-7/8% Senior Notes due June 1, 2008(a)– 1

        (a)Issued by wholly-owned subsidiary of Registrant and guaranteed by Registrant.

Pursuant to the requirements of the Securities Exchange Act of 1934, Great American Financial Resources, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

GREAT AMERICAN FINANCIAL RESOURCES, INC.

Date: September 28, 2007	By:	/s/ Mark F. Muething
Mark F. Muething
Executive Vice President